4-1-02

02030366

1023514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY CLOSES RANDFONTEIN HEDGE BOOK

Johannesburg, 12 April 2002 – *Harmony Gold Mining* Company Limited today announced that the company had closed the balance of the Randfontein hedge book it inherited with the acquisition of Randfontein Estates Limited in January 2000.

"The closure of the Randfontein hedge book is a continuation of Harmony's strategy of being unhedged. We believe our shareholders want the exposure of a potential increase in the gold price," says financial director Frank Abbott.

All the remaining forward sales contracts and call options totalling approximately 490 000 ounces, have been closed. In addition, as result of the higher gold price, the company closed a further 220 000 ounces of forward purchases.

The closure of the hedge book resulted in a net cost after tax of R125 million (US$11 million), which has been financed from existing cash resources. The closure cost of the hedge book will however not have an impact on the company's financial results, as these had been accounted for previously.

"The company will continue restructuring the hedge books of our Australian acquisitions, New Hampton and Hill 50, as and when markets conditions allow," he concluded.

Ends

For immediate release
Tuesday
12 April 2002
For further details contact:

Bernard Swanepoel
on +27(0)83 303 9922
or
Frank Abbott
on +27(0)82 800 4290

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:
www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NASDAQ: HGMCY

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

For immediate release
Monday
15 April 2002
For further details contact:

Bernard Swanepoel
on +27(0)83 303 9922
or
Ferdi Dippenaar
on +27(0)82 807 3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:
www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NASDAQ: HGMCY

CHANGES TO HARMONY BOARD

Johannesburg, 15 April 2002 – Harmony's chairman, Mr Adam Fleming, today announced that Mr John Smithies and Ms Audrey Mokhobo have accepted invitations to join Harmony's board of directors. Their appointment as non-executive directors is effective immediately.

Harmony also announced the resignation of Drs Gordon Sibiya and Aidan Edwards, both of whom are non-executive directors, from the board. "On behalf of Harmony, I wish to express our thanks and appreciation to Drs Sibiya and Edwards for their insight and contributions enabling Harmony to become the 5th largest gold producer in the world today," said Mr Fleming.

Chief executive Bernard Swanepoel said: "Ms Mokhobo and Mr Smithies both bring valuable strengths to the Harmony board, and we are proud to have them join the company. Their appointment comes at an exciting time as the company has experienced significant growth over the past 12 months, increasing production from 2,1 million ounces per annum to approximately 3,2 million ounces on an annualised basis.

"Harmony has during this time also established a production base in Australia, producing in excess of 500 000 ounces per annum in that country."

Audrey Mokhobo is the chairman of Simane Security Investments (Pty) Ltd. and holds a Master of Arts in Political Science degree, specialising in Public Administration. She also holds certificates in Short Term and Life Insurance, Senior Executive Training from Harvard and Wits Business School, and has held senior positions at the Development Bank of SA and Eskom, and is currently a General Manager at Eskom (Pty) Ltd.

Audrey has been a Special Advisor to the Minister of Public Enterprise on the restructuring of Transnet, and Deputy CEO of The National Command Centre for Emergency Reconstruction. She is a director of Capital Alliance Life, Barnard Jacobs Mellet, Rotek Industries, M-Net Phuthuma Trust, Women's Development Bank Investment Holdings and Khoetsa Technologies.

John Smithies hold BSc degrees in both Mining and Chemistry. He was recruited by Union Corporation in March 1973 and spent 3 years in their gold division before being transferred to Impala Platinum's operations in Rustenburg. There he rose through the ranks to General Manager before going to Head Office to work on projects. In 1996 John was appointed Consulting Engineer for the Rustenburg operations and in February 1999 he joined the Board of Directors of Impala Platinum Holdings Limited (Implats) as Operations Director. He was subsequently appointed as Chief Executive Officer in September 2000 and retired as CEO in July 2001.

Ends

AFRICAN RAINBOW MINERALS

African Rainbow Minerals Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1997/015869/06)
("ARMgold")

HARMONY

Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code HAR ISIN ZAE000015228
("Harmony")

THE ACQUISITION BY ARMGOLD AND HARMONY OF CERTAIN FREE STATE ASSETS FROM ANGLOGOLD LIMITED ("ANGLOGOLD")

Further to the joint announcement published by ARMgold and Harmony on 1 February 2002 regarding the acquisition of certain assets and businesses in the Free State goldfields (the "acquisition assets") from AngloGold (the "acquisition"), ARMgold and Harmony are pleased to advise that all of the remaining conditions precedent to the acquisition have been fulfilled and that ARMgold and Harmony, through a jointly-held company ("Freegold"), have accordingly acquired the acquisition assets from AngloGold, as going concerns, with effect from 1 January 2002.

The consideration payable in terms of the acquisition is an amount of R2,2 billion plus an amount equal to any liability for tax payable by AngloGold pursuant to the sale by it of the acquisition assets ("the additional amount"). Accordingly, Freegold will pay to AngloGold an amount of R2,2 billion, of which R1,8 billion (equally funded by ARMgold and Harmony) will be payable, in cash, by no later than 23 April 2002, together with interest thereon at the call rate reckoned from 1 January 2002 to the date immediately prior to the date of payment, and the balance of R400 million will be payable in cash on 1 January 2005. Freegold will pay to AngloGold the additional amount five days prior to the date upon which the corresponding liability is payable by AngloGold.

Virginia
10 April 2002

Sandton
10 April 2002

Advisors to Harmony

JPMorgan
JPMorgan Chase Bank
(Registration number 2001/016069/10)

Sponsor to Harmony

JPMorgan
J.P. Morgan Equities
(Registration number 1995/011815/06)

Legal advisor to Harmony

CLIFFE DEKKER

Reporting accountants and auditors to Harmony

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Advisors to ARMgold

BOE
MERCHANT BANK
A Division of BoE Bank Limited
Co. Reg. No 1951/000847/06

Legal advisor to ARMgold

BOWMAN GILFILLAN
BOWMAN GILFILLAN INC
Registration number 1998/021409/21

free gold

PRESS ANNOUNCEMENT

Free Gold Joint Venture returns 54% increase in Cash Operating Profits

Johannesburg, 12 April 2002 – African Rainbow Minerals Limited (ARMgold) and Harmony Gold Mining Company Limited today reported excellent performance by their newly formed **Free Gold** Joint Venture company, and that it had exceeded all expectations.

The company assumed operational control on 3 January 2002 with all the remaining conditions precedent having been met by 10 April 2002.

The **Free Gold** operations reported a cash operating profit of R402,8 million, an increase of 54% over the R261,5 million reported for the December 2001 quarter.

These newly acquired mines are now operating at a R50 717/kg or a 47% cash operating profit margin. This is an improvement of 87% on the R27 144/kg margin reported during the December 2001 quarter.

For release
Friday
12 April 2002
For further details contact:

Bernard Swanepoel on
+27(0)83-303-9922
or
Ferdi Dippenaar
on +27(0)82-807-3684

or

Patrice Motsepe
on +27(0)82-560-0930
or
Mangisi Gule
on +27(0)82-805-3863

Issued by
African Rainbow Minerals Gold Limited (ARMgold) and Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Mobile +27(0)83-380-6614

Patrice Motsepe, executive chairman of ARMgold said: "The first quarter following an acquisition, is usually a period during which the re-structuring and changeover in management impacts on both employees and the overall performance of the operations. This improvement in profit margin reflects the gearing present from our restructuring process in extracting value from mature turnaround assets."

Following the implementation of the due diligence recommendations, labour restructuring was undertaken at all the mines. A total of 4 108 positions, in mainly service or supporting departments, were identified as being in excess of the needs of the operations. A total of 1 763 employees requested voluntary retrenchment.

Although the R/Kg gold price increased by 22% from R88 530/kg to R107 657/kg, when measured in US$/oz terms, the cash operating margin increased by 86% from US$73/oz to US$136/oz, quarter on quarter. These increases occurred despite a mere 11,1% increase in the gold price in US$/oz terms, and a 11,9% depreciation of our local currency.

For comparison purposes, it is worth noting that production was affected by the period under review being seven days shorter than normal. March 2002 composed of only 58 production days compared to 69 days in December 2001. The impact of the shorter reporting period is visible in underground production results with 18% less tonnes available for milling. A higher underground recovery grade of 7,70 g/t however contributed to net gold recovered being 16% lower at 7 127 kgs.

The Bambanani and Tshepong operations both returned improved results mainly due to the higher recovery grades and the increase in the gold price. Matjhabeng, which was placed in closure mode by the previous owners, continued operating and contributed to the operations' profit, albeit at lower production levels. The significant variance in Joel's performance can be attributed to the fact that only underground results have been included in the R5,2 million for the March 2002 quarter, as opposed to previous results which reflected both surface and underground operations.

As a result of the lower cost structure now envisaged at **Free Gold**, management has commenced the re-opening of West, Sable and Kudu mines. It is estimated that these mines will contribute approximately 184 kgs per month to the overall production figure. A total of R6,8 million in costs was capitalised to re-open these shafts.

"The current JV Steering Committee consisting of three representatives from ARM and Harmony respectively, has proved to be very successful. Mr Peter Steenkamp will assume overall management responsibility for the **Free Gold** operations. He will be assisted by the necessary personnel, from both partners, to ensure that the broad strategies formulated during the due diligence process, are accurately converted and incorporated into the mining and metallurgical plans. We anticipate that further benefits from the restructuring of the operations will be partially offset by the impact of grades, slowly recovering to the average mining grade of the orebodies." commented Bernard Swanepoel chief executive of Harmony.

"Our investment on behalf of our shareholders has been a sound one and we look forward to reporting back in July 2002", he concluded.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2002

Harmony Gold Mining Company Limited

By: ______________________________
Name: Fred Baker
Title: Company Secretary